FAIRFAX News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, June 18, 2007

FAIRFAX COMPLETES EXCHANGE OFFER FOR 2012 NOTES

(Note:  All dollar amounts in this press release are expressed in U.S. dollars)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced the closing today of its registered offer to exchange all of its outstanding 7-3/4% Notes due 2012 (the “old notes”) for new 7-3/4% Senior Fairfax Notes due 2017 (the “new notes”).

A total of $282.6 million principal amount of old notes was tendered in the exchange offer, representing a 60.9% participation rate.  In exchange, Fairfax has issued $282.6 million principal amount of new notes and paid $11.2 million in cash early participation payments to tendering holders, plus accrued and unpaid interest.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:           Greg Taylor, Chief Financial Officer, at (416) 367-4941

        FAIRFAX FINANCIAL HOLDINGS LIMITED

         95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367-4941 Telecopier 367-4946